SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Filer: Tele Celular Sul Participações S.A.
Proposed merger with Tele Nordeste Celular Participações S.A.
Registration No. 333-116330

Legend

In connection with this proposed transaction, Tele Celular Participações S.A. (TSU) has filed relevant materials with the SEC, including TSU's registration statement containing a preliminary prospectus, which was filed on June 9, 2004. The definitive prospectus will be sent to holders of Tele Nordeste Celular Participações S.A.'s (TND) preferred shares and ADRs when it becomes available. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROSPECTUS ON FILE WITH THE SEC, THE DEFINITIVE PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED BY TSU OR TND, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the preliminary prospectus and the definitive prospectus (when it becomes available) and other documents filed by TSU and TND with the SEC for free at the SEC's web site at www.sec.gov. The preliminary prospectus and the definitive prospectus (when it becomes available), and the other documents filed by TSU, may also be obtained free from TND by calling +55 81 3302-2594.

NOTICE TO SHAREHOLDERS
Termination of withdrawal rights term and change
of corporate and trading name

TIM PARTICIPAÇÕES S.A.
(new corporate name of TELE CELULAR SUL PARTICIPAÇÕES S.A.)
Publicly-held Company - CNPJ/MF n.º 02.558.115/0001-21- NIRE n.º4130001760-3

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company – CNPJ/MF nº 02.558.156/0001-18 – NIRE nº 2630001109-3

We hereby inform to the shareholders: (1) Withdrawal rights: the expiration, on October 4, 2004, of the withdrawal rights period for the dissenting common shareholders in connection with the decision taken at the Extraordinary Shareholders Meeting of Tele Nordeste Celular Participações S.A. (“TND”) held on August 19, 2004. The payment related to the withdrawal will begin on October 7, 2004, at the branches of Banco ABN AMRO Real S/A, or in the stock exchanges, in case of shareholders that participate in the fiduciary custody of shares, (2) Effectiveness of the Merger: the declaration of effectiveness of the merger of TND with and into TIM Participações S.A., as per the decision of the Extraordinary Shareholders Meetings of TND held on August 19, 2004 and of TIM Participações S.A. held on August 30, 2004, (3) Trading of shares of TIM Participações S.A.: that as from October 8, 2004 the shares of TND will cease to be negotiated and as of October 11, 2004 the shares of TND and TIM Participações S.A. will start to be negotiated under the name of TIM Participações S.A., and the trading name will be TIM PART SA. The ticker symbols will continue to be TCSL3 for the common shares and TCSL4 for the preferred shares. From October 18 to October 20, 2004, the negotiation of shares on the counter market (Mercado de Balcão) will be suspended as well as the blockage of Shares Transfer Orders (Ordem de Transferência de Ações - OTA) at the depositary institution (Banco ABN AMRO Real S/A) for brokerage houses. The outstanding shares blockages under the former corporate name of TIM Participações S.A. shall remain valid until their respective expiration dates and the shares blockages requested as of October 11, 2004 will already be expressed according to the company’s new name.

The main terms and conditions of the merger of TND with and into TIM Participações S.A. were informed to the market through the Material Fact announcement published on July 20, 2004, which describes among others the exchange ratios of TND’s shares by TIM Participações S.A.’s shares (item 9) and the treatment applicable to the fractions of shares issued by TIM Participações S.A. (item 11).

Curitiba, October 6, 2004.
Paulo Roberto Cruz Cozza
Investors Relations Officer
TIM Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: October 6, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer